The Japanese-language Semi-Annual Business Report (for the registrant’s first half of the 110th period from April 1, 2013 through September 30, 2013), consisting of 8 pages (including cover pages), as distributed to the shareholders on November 27, 2013.

This report includes the following:

I.	Message to shareholders from President Akio Toyoda, including a brief discussion of the operating summary for the first half of the period and the management strategy.

II.	Topics section of the registrant’s business activities during the first half of the period.

III.	Special presentation on the registrant’s activities in emerging countries.

IV.	Summary of the financial results, including statements of income, balance sheets and statements of cash flows, as well as graphic financial information.

V.	Shareholder information.

VI.	Information on the shareholder registrar, website and other information.